FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Press release entitled “Telecom Argentina S.A. Announces Consolidated Six-Month Period (“1H06”) and Second Quarter Results for Fiscal Year 2006 (“2Q06”)

FOR IMMEDIATE RELEASE

Market Cap: P$7.5 billion

(August 10, 2006)

Contacts:

Pedro Insussarry

Pablo Caride

Telecom Argentina

(54-11) 4968-3743/3602

TELECOM ARGENTINA S.A. ANNOUNCES CONSOLIDATED SIX-MONTH PERIOD

(“1H06”) AND SECOND QUARTER RESULTS

FOR FISCAL YEAR 2006 (“2Q06”)*

•	During 1H06 Telecom’s operations continued to evolve positively, particularly in the cellular and broadband markets. Cellular and broadband customer growth reached 42% and 85% respectively. Fixed Lines in service grew 4% when compared to the same period of 2005 (“1H05”).

•	Net Revenues reached P$3,357 MM (+30% vs. 1H05) mainly fueled by the expansion of the cellular business, which increased 57% when compared to 1H05. Revenues generated by Internet services increased by 26%.

•	Operating Profit before Depreciation and Amortization (OPBDA) increased by P$147 MM (+15% vs. 1H05) reaching P$1,119 MM. Operating Profit reached P$419 MM (+88% vs. 1H05).

•	Net Income reached P$99 MM, decreasing P$359 MM vs. 1H05, mainly due to foreign exchange fluctuations. Shareholders’ Equity as of June 30, 2006, amounted to P$1,971 MM.

•	As a consequence of the financial restructuring and the cash flow generation, the nominal value of the Net Financial Debt as of June 30, 2006 decreased to P$4,008 MM (-P$1,939 MM vs. 1H05 or -P$528 MM vs. 4Q05). The ratio of Net Financial Debt to OPBDA for the last 12 months decreased from 3.1x as of June 30, 2005, to 1.8x.

	As of June-30		Δ	Δ%
	2006	2005
Consolidated Net Revenues (in MM P$)	3,357	2,585	772	30%
Fixed Telephony (includes Data and Internet)	1,485	1,391	94	7%
Cellular	1,863	1,187	676	57%
Operating Profit before D&A (in MM P$)	1,119	972	147	15%
Operating Profit (in MM P$)	419	223	196	88%
Net Income (in MM P$)	99	458	(359)	-78%
Shareholder’s equity (in MM P$)	1,971	960	1,011	105%
Net Financial Debt - Nominal value (in MM P$)	4,008	5,947	(1,939)	-33%
Net Financial Debt - Book value (in MM P$)	3,794	5,916	(2,122)	-36%
CAPEX (in MM P$)	464	255	209	82%
Lines in service (Fixed lines -in thousands)	3,997	3,854	143	4%
Cellular customers (in thousands)	7,665	5,380	2,285	42%
Telecom Personal	6,874	4,813	2,061	43%
Núcleo (Paraguay)	791	567	224	40%
ADSL Total lines (in thousands)	300	162	138	85%
Fixed line traffic (in MM minutes, Internet Traffic not included)	8,154	8,145	9	0%
Incoming/Outgoing cellular traffic in Argentina (in MM minutes)	3,412	2,502	910	36%
Average Revenue per user (ARPU) Fixed Telephony/voice (in P$)	39	39	(0)	0%
Average Revenue per user (ARPU ) Cellular Telephony Arg. (in P$)	38	35	4	10%

*	Non-financial data unaudited

1	www.telecom.com.ar

Buenos Aires, August 10, 2006 – Telecom Argentina (BASE: TECO2, NYSE: TEO), one of Argentina’s largest telecommunications groups, announced today Consolidated Net Income of P$99 million for the six-month period ended June 30, 2006 (“1H06”).

	1H 06	1H 05	Δ	Δ%
Net Revenues (MMP$)	3,357	2,585	772	30%
Net Income/Loss (MMP$)	99	458	-359	-78%
Earnings/Loss per Share ($)	0.10	0.47	-0.36	-78%
Earnings/Loss per ADR ($)	0.50	2.33	-1.82	-78%

OPBDA *	33%	38%
Operating Profit/Loss *	12%	9%
Net Income/Loss *	3%	18%

*	As a percentage of Net Revenues

During 1H06, Consolidated Net Revenues increased by 30% to P$3,357 million (+P$772 million vs. 1H05), mainly fueled by the expansion of the cellular and broadband businesses. This was partially offset by higher interconnection expenses and direct taxes on revenues. In addition, Telecom undertook a set of important commercial and marketing strategies that permitted the impressive cellular subscriber growth in Argentina and Paraguay, as well as in ADSL connections in Argentina.

Therefore, OPBDA increased by 15% to P$1,119 million (+P$147 million), with a slight decrease when considered as a percentage of Net Revenues (33.3% vs. 37.6%).

Net Income reached P$99 million, vs. P$458 million during 1H05. The Net Income was negatively affected by a loss in foreign exchange results of P$90 million, compared to a P$671 million profit registered during 1H05.

Company Activities

Consolidated Net Revenues

The evolution of Consolidated Net Revenues (+30% vs. 1H05) was as follows:

Fixed Telephony

During 1H06, Telecom launched a set of campaigns aimed to increase its Fixed Telephony subscriber base, particularly in the residential market. This resulted in a 4% increase in terms of Lines in Service, reaching approximately 4 million.

In addition, during the last quarters, Telecom has seen a permanent migration from Restricted Lines to General Subscriber Lines, a clear reversion from a process that was strong during the period of macroeconomic crisis in Argentina (2001/2002).

As a consequence, Monthly Charges increased by P$23 million or 7% in 1H06, reaching P$354 million. No increase has been applied to regulated tariffs.

Local Measured Service revenues totaled P$251 million (+2%), Domestic Long Distance (DLD)

2	www.telecom.com.ar

revenues decreased to P$217 million (-1%), while overall traffic volume in minutes remained stable.

Revenues generated by International Telephony reached P$119 million (P$9 million or 8% higher than 1H05) due to an increase in traffic and sales of other services, partially offset by marginally lower prices.

Interconnection revenues increased by P$26 million (+22%), to P$144 million. The most dynamic item was the mobile traffic transported and/or terminated in Telecom’s fixed line network.

Internet and Data Transmission

Revenues generated by Data transmission and Internet amounted to P$269 million, increasing by P$45 million, or 20% vs. 1H05, fueled by the increase in ADSL access connections, in a context of increased commercial activity, portfolio innovation and re-engeneering of customer support channels.

As regards to the retail ADSL market, the recently launched low/mid segment product “Arnet 640Kb” has resulted in an important commercial success. In addition, in the Business segment overall product portfolio was renewed, seeking to provide an improved response to the needs of different types of clients.

As of the end of 1H06, total ADSL subscribers amounted to 300,000 (+138,000 or +85% vs. 1H05). Lines with ADSL connections amounted to more than 7% of Telecom’s lines in service. Regarding ISP services, Arnet subscribers totaled 338,000 (+38% or 93,000 subscribers), as a consequence of the increase of 127,000 broad band subscribers and the decrease of 34,000 dial-up subscribers.

Cellular Telephony

As of June 30, 2006, the subscriber base of Personal in Argentina reached approximately 6.9 million; 2.1 million customers more than those registered as of June 30, 2005 (+43%). It is important to highlight that the postpaid customer base increased by 67%, while the prepaid customer base increased by 32% vs. 1H05.

3	www.telecom.com.ar

As of June 30, 2006, approximately 64% of the overall subscriber base was prepaid and 36% was postpaid customers. Subscribers with GSM technology represented 80% of the overall subscriber base.

Total traffic measured in minutes increased by 36% vs. 1H05. SMS traffic (outgoing messages) increased from an average of 173 million per month during 1H05 to an average of 460 million per month during 1H06 (+166%).

In this context, Telecom Personal’s revenues in Argentina reached P$1.716 million, increasing P$626 million (+57%) when compared to the same period of last year. This positive evolution results from the combination of a larger subscriber base and a higher average monthly revenue per user in Argentina (“ARPU”), which increased to P$38 or +10% vs. 1H05. The ARPU increase is a direct consequence of the Personal’s subscriber acquisition policy, which is focused on acquiring high value subscribers. In addition, higher handset sales contributed positively to the increase in revenues.

In fiscal year 2006 Personal has initiated several actions aimed to improve its brand positioning, enhance service quality and strengthen distribution channels throughout the country.

Regarding the product portfolio, Personal launched Blackberry services (both for Corporates and Professional), value added services based on WAP content and several commercial plans, particularly those oriented to the young demographic group, one of the most dynamic market segments.

Núcleo, Personal’s subsidiary that operates in Paraguay, generated revenues of P$147 million (+51% when compared to 1H05).

Regarding the subscriber base, the 791,000 customers as of June 30, 2006, represented a 40% increase from 1H05. Prepaid and Postpaid customers represented 84% and 16%, respectively. GSM to Total subscriber ratio was 59% (vs. 50% at the end of 1Q06).

4	www.telecom.com.ar

Directories

Publicom sales amounted to P$9 million in 1H06, +P$2 million vs. 1H05. Considering already acquired advertising contracts and the seasonality of Directory publishing in the main markets, revenues for fiscal year 2006 are expected to increase when compared to those of 2005.

Consolidated Operating Costs

The Cost of Services Provided, Administrative Expenses and Selling Expenses totaled P$2,938 million in 1H06, which represents an increase of P$576 million or 24%.

Salaries and Social Security Contributions increased by P$71 million, or 22%, to P$400 million, reflecting wage increases granted at the end of 2005 and beginning of 2006, as well as a headcount increase mainly related to the expansion of the cellular businesses in Argentina and Paraguay.

Taxes amounted to P$236 million, with an increase of 32%, consistent with the overall evolution of revenues.

Agents and Prepaid Cards Commissions increased by P$97 million, or 68%, to P$239 million. The main drivers of this item were the acquisition of new subscribers and higher sales of cellular prepaid cellular cards. In addition, cellular and Internet advertisement campaigns where responsible for higher Advertising costs (+P$31 million, or 53%) that amounted to P$89 million in 1H06. The cellular business advertisement was focused on subscriber acquisition and the launch of new services, while in Internet, resources where dedicated to a brand redesign campaign, unifying all service portfolio under the Arnet brand.

The cost of cellular handsets increased by P$156 million to P$390 million mainly due to the increase in handset sales related subscriber growth and TDMA to GSM migration.

TLRD (termination charges in third party cellular networks) and Roaming costs increased by P$74 million, reaching P$245 million, due to the increase in traffic delivered among cellular operators, in line with the significant expansion of the market.

5	www.telecom.com.ar

During 1H06 Allowance for Doubtful Accounts was P$37 million (+P$22 million or 147%), equivalent to 1% of net revenues.

Depreciation of Fixed and Intangible Assets decreased by P$49 million to P$700 million (+P$20 million in the cellular operation, -P$68 million in Telecom Argentina and –P$1 million in Publicom).

Consolidated Financial and Holding Results

Financial and Holding Results resulted in a loss of P$296 million, as compared to a P$299 million profit registered in 1H05. Despite lower net financial expenses, this variation is mainly a consequence of foreign exchange fluctuations. The interest accrued on financial debt amounted to P$187 million (of which P$123 million correspond to Telecom Argentina).

Consolidated Other Expenses (net)

Other expenses (net) increased by P$36 million, (+72% vs. 1H05) to P$86 million.

Net Financial Debt (Nominal Value)

As of June 30, 2006, the nominal value of Net Debt (Loans minus Cash, Banks, Current Investments and Other credits derived from derivative Investments) amounted to P$4,008 million, a reduction of P$528 million as compared to December 31, 2005. In April 2006, Telecom Argentina prepaid an amount equivalent to approximately US$216 million of its financial debt.

Consolidated Capital Expenditures

The total amount of P$464 million invested in fixed assets during 1H06 were allocated to the cellular business (P$240 million) and the fixed telephony, data and internet business (P$224 million).

It is important to highlight that according to the approval of the Bondholder’s Meeting of Telecom Argentina celebrated on March 27, 2006, all quantitative restrictions to Personal’s capital expenditures were eliminated.

Conversion of Class “C” to Class “B” shares

On July 12, 2006, the Bolsa de Comercio de Buenos Aires authorized the conversion of 2,112,986 ordinary Class “C” Shares into the same amount of ordinary Class “B” Shares. The conversion was implemented according to the resolution of the Extraordinary Shareholders’ Meeting held on April 27, 2006.

After this conversion, the capital stock is composed as follows:

Class “A” Shares	502,034,299
Class “B” Shares	438,526,927
Class “C” Shares	43,819,752
Total	984,380,978

***********

6	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region of Argentina. Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of June 30, 2006, Telecom had 984,380,978 shares outstanding.

(*) Employee Stock Ownership Program

For more information, please contact the Financial Planning & Investor Relations Department:

Pedro Insussarry	Mariano Martire	Gastón Urbina	Astrid Burger
54-11-4968-3743	54-11-4968-3718	54-11-4968-6236	54-11-4968-4448
pinsussa@ta.telecom.com.ar	mmartire@ta.telecom.com.ar	gurbina@ta.telecom.com.ar	aburger@ta.telecom.com.ar

Voice Mail: 54-11-4968-3628

Fax: 54-11-4313-5842

For information about Telecom Group services, visit:

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

www.paginasamarillas.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

7	www.telecom.com.ar

*******

(Financial tables follow)

*******

Amadeo R. Vázquez

President

*******

8	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

SIX MONTH PERIOD AND SECOND QUARTER - FISCAL YEAR 2006

(In millions of Argentine pesos, except statistical data)

1- Consolidated Balance Sheet
	Jun-30 2006	Dec-31 2005	Δ$	Δ%
Cash, equivalents and investments	556	642	(86)	-13%
Trade receivables	710	705	5	1%
Other current assets	238	195	43	22%

TOTAL CURRENT ASSETS	1,504	1,542	(38)	-2%

Fixed & Intangible assets	6,478	6,723	(245)	-4%
Other non-current assets	393	292	101	35%

TOTAL NON-CURRENT ASSETS	6,871	7,015	(144)	-2%

TOTAL ASSETS	8,375	8,557	(182)	-2%

Accounts payable	1,056	834	222	27%
Loans	1,072	905	167	18%
Reserves	118	110	8	7%
Other current liabilities	340	357	(17)	-5%

TOTAL CURRENT LIABILITIES	2,586	2,206	380	17%

Loans	3,358	3,996	(638)	-16%
Reserves	275	247	28	11%
Other non-current liabilities	132	200	(68)	-34%

TOTAL NON-CURRENT LIABILITIES	3,765	4,443	(678)	-15%

TOTAL LIABILITIES	6,351	6,649	(298)	-4%

Minority Interest	53	41	12	29%
Shareholders’ equity	1,971	1,867	104	6%

TOTAL LIABILITIES AND EQUITY	8,375	8,557	(182)	-2%

2- Consolidated Loans
	Jun-30 2006	Dec-31 2005	Δ$	Δ%
Corporate Bonds	813	761	52	7%
Banks	190	39	151	387%
On purchase of fixed assets and inventories	—	—	—	—
Accrued interest	50	59	(9)	-15%
Derivatives	19	46	(27)	-59%

TOTAL CURRENT LOANS	1,072	905	167	18%

Corporate Bonds	3,354	3,856	(502)	-13%
Banks	218	386	(168)	-44%
On purchase of fixed assets and inventories	—	—	—	—
Net Present Value	(214)	(277)	63	-23%
Derivatives valuation effect	—	31	(31)	-100%

TOTAL NON-CURRENT LOANS	3,358	3,996	(638)	-16%

TOTAL LOANS	4,430	4,901	(471)	-10%

Derivatives valuation effect (Other Credits)	80	—	80
Cash, equivalents and investments	556	642	(86)	-13%

Net financial debt (without NPV effect)	4,008	4,536	(528)	-12%

3- Consolidated Income Statement
Six - Month Comparison
	Jun-30 2006	2005	Δ$	Δ%
Net revenues	3,357	2,585	772	30%
Cost of services provided	(2,033)	(1,705)	(328)	19%

GROSS PROFIT	1,324	880	444	50%

Administrative expenses	(130)	(119)	(11)	9%
Selling expenses	(775)	(538)	(237)	44%

OPERATING (LOSS)/PROFIT	419	223	196	88%

Equity income from related companies	6	7	(1)	-14%
Financial and holding results	(296)	299	(595)	-199%
Debt Restructuring Results	—	(15)	15	-100%
Other incomes & expenses	(86)	(50)	(36)	72%

RESULTS FROM ORDINARY OPERATIONS	43	464	(421)	-91%

Taxes on income	66	(3)	69	-2300%
Minority interest	(10)	(3)	(7)	233%

NET (LOSS)/INCOME	99	458	(359)	-78%

Operating (Loss)/Profit before D&A	1,119	972	147	15%

As a % of Net Revenues	33%	38%

9	www.telecom.com.ar

4-	Consolidated Income Statement Three - Month Comparison
		Jun-30		Δ$	Δ%
		2006	2005
	Net revenues	1,745	1,348	397	29%
	Cost of services provided	(1,046)	(905)	(141)	16%

	GROSS PROFIT	699	443	256	58%

	Administrative expenses	(66)	(67)	1	-1%
	Selling expenses	(408)	(295)	(113)	38%

	OPERATING (LOSS)/PROFIT	225	81	144	178%

	Equity income from related companies	—	—	—	—
	Financial and holding results	(114)	124	(238)	-192%
	Debt Restructuring Results	—	(7)	7	-100%
	Other incomes & expenses	(44)	(13)	(31)	238%

	RESULTS FROM ORDINARY OPERATIONS	67	185	(118)	-64%

	Taxes on income	34	(4)	38	-950%
	Minority interest	(5)	(2)	(3)	150%

	NET (LOSS)/INCOME	96	179	(83)	-46%

	Operating (Loss)/Profit before D&A	576	464	112	24%

	As a % of Net Revenues	33%	34%

5-	Consolidated Revenues Breakdown
	Six - Month Comparison
		Jun-30		Δ$	Δ%
		2006	2005
	Fixed Telephony	1,097	1,057	40	4%

	Measured service
	Local	251	247	4	2%
	DLD	217	220	(3)	-1%
	Monthly charges	354	331	23	7%
	Public telephones	69	80	(11)	-14%
	Interconnection	144	118	26	22%
	Others	62	61	1	2%

	International Telephony	119	110	9	8%

	Data transmission & Internet	269	224	45	20%

	Cellular Telephony	1,863	1,187	676	57%

	Telecom Personal	1,716	1,090	626	57%

	Monthly fee and measured service	404	251	153	61%
	Pre-paid card	516	249	267	107%
	Calling Party Pays	230	187	43	23%
	TLRD *	188	109	79	72%
	Handset sales and accessories	228	127	101	80%
	Others	150	167	(17)	-10%

	Núcleo	147	97	50	52%

	Monthly fee and measured service	29	21	8	38%
	Pre-paid card	70	37	33	89%
	Calling Party Pays	18	16	2	13%
	TLRD *	18	11	7	64%
	Handset sales and accessories	4	5	(1)	-20%
	Others	8	7	1	14%

	Telephone Directories (Publicom)	9	7	2	29%

	TOTAL NET REVENUES	3,357	2,585	772	30%

	_____________ * Charges for the termination of calls of the cellular operators.

6-	Consolidated Revenues Breakdown Three - Month Comparison
		Jun-30		Δ$	Δ%
		2006	2005
	Fixed Telephony	555	534	21	4%

	Measured service
	Local	127	124	3	2%
	DLD	110	111	(1)	-1%
	Monthly charges	178	166	12	7%
	Public telephones	33	38	(5)	-13%
	Interconnection	75	62	13	21%
	Others	32	33	(1)	-3%

	International Telephony	59	55	4	7%

	Data transmission & Internet	139	115	24	21%

	Cellular Telephony	984	637	347	54%

	Telecom Personal	905	584	321	55%

	Monthly fee and measured service	211	132	79	60%
	Pre-paid card	286	137	149	109%
	Calling Party Pays	116	99	17	17%
	TLRD *	98	59	39	66%
	Handset sales and accessories	129	80	49	61%
	Others	65	77	(12)	-16%

	Núcleo	79	53	26	49%

	Monthly fee and measured service	16	11	5	45%
	Pre-paid card	38	21	17	81%
	Calling Party Pays	8	9	(1)	-11%
	TLRD *	11	6	5	83%
	Handset sales and accessories	3	2	1	50%
	Others	3	4	(1)	-25%

	Telephone Directories (Publicom)	8	7	1	14%

	TOTAL NET REVENUES	1,745	1,348	397	29%

	_____________ * Charges for the termination of calls of the cellular operators.

10	www.telecom.com.ar

7-	Consolidated Income Statement by Activities
Six month period - FY 2006
(In million of Argentine pesos)

	Activities				Variation vs 1H 05
	Fixed Telephony	Cellular Telephony	Publishing Directories	Consolidated Activities	Δ$	Δ%
NET REVENUES	1,485	1,863	9	3,357	772	30%

Salaries and social security contributions	(324)	(72)	(4)	(400)	(71)	22%
Taxes	(83)	(153)	—	(236)	(57)	32%
Materials and supplies	(120)	(33)	(2)	(155)	(19)	14%
Allowance for doubtful accounts	(9)	(28)	—	(37)	(22)	147%
Settlement charges	(53)	—	—	(53)	(5)	10%
Interconnection cost	(77)	—	—	(77)	(7)	10%
Lease of lines and circuits	(15)	(12)	—	(27)	(11)	69%
Service fees	(42)	(58)	—	(100)	(37)	59%
Advertising	(18)	(69)	(2)	(89)	(31)	53%
Agent and Prepaid card commissions	(9)	(230)	—	(239)	(97)	68%
Cost of cellular handsets	—	(390)	—	(390)	(156)	67%
Roaming and TLRD	—	(245)	—	(245)	(74)	43%
Others	(89)	(98)	(3)	(190)	(38)	25%

Operating (Loss)/Profit before D&A	646	475	(2)	1,119	147	15%
Operating (Loss)/Profit before D&A Margin	44%	25%	-22%	33%
Depreciation of fixed assets	(474)	(201)	—	(675)	51	-7%
Amortization of intangible assets	(6)	(19)	—	(25)	(2)	9%

OPERATING RESULTS	166	255	(2)	419	196	88%

EQUITY INCOME FROM RELATED COMPANIES	—	6	—	6	(1)	-14%

FINANCIAL AND HOLDING INCOME	(225)	(72)	1	(296)	(595)	-199%

DEBT RESTRUCTURING INCOME	—	—	—	—	15	-100%

OTHER INCOMES AND EXPENSES	(52)	(34)	—	(86)	(36)	72%

INCOME FROM ORDINARY OPERATIONS	(111)	155	(1)	43	(421)	-91%

Taxes on income	58	7	1	66	69	-2300%

Minority interest	—	(10)	—	(10)	(7)	233%

NET (LOSS)/INCOME	(53)	152	—	99	(359)	-78%

11	www.telecom.com.ar

8-	Consolidated Income Statement by Activities
Three month period - FY 2006
(In million of Argentine pesos)

	Activities				Variation vs 2Q05
	Fixed Telephony	Cellular Telephony	Publishing Directories	Consolidated Activities	Δ$	Δ%
NET REVENUES	753	984	8	1,745	397	29%

Salaries and social security contributions	(168)	(39)	(2)	(209)	(39)	23%
Taxes	(41)	(80)	—	(121)	(27)	29%
Materials and supplies	(65)	(18)	(2)	(85)	(8)	10%
Allowance for doubtful accounts	(4)	(15)	—	(19)	(13)	217%
Settlement charges	(26)	—	—	(26)	(3)	13%
Interconnection cost	(40)	—	—	(40)	(4)	11%
Lease of lines and circuits	(7)	(6)	—	(13)	(5)	63%
Service fees	(22)	(30)	—	(52)	(18)	53%
Advertising	(10)	(41)	(1)	(52)	(16)	44%
Agent and Prepaid card commissions	(5)	(118)	—	(123)	(36)	41%
Cost of cellular handsets	—	(211)	—	(211)	(58)	38%
Roaming and TLRD	—	(116)	—	(116)	(31)	36%
Others	(46)	(54)	(2)	(102)	(27)	36%

Operating (Loss)/Profit before D&A	319	256	1	576	112	24%
Operating (Loss)/Profit before D&A Margin	42%	26%	13%	33%
Depreciation of fixed assets	(234)	(103)	—	(337)	36	-10%
Amortization of intangible assets	(4)	(10)	—	(14)	(4)	40%

OPERATING RESULTS	81	143	1	225	144	176%

EQUITY INCOME FROM RELATED COMPANIES	—	—	—	—	—	—

FINANCIAL AND HOLDING INCOME	(84)	(30)	—	(114)	(238)	-192%

DEBT RESTRUCTURING INCOME	—	—	—	—	7	-100%

OTHER INCOMES AND EXPENSES	(27)	(17)	—	(44)	(31)	238%

INCOME FROM ORDINARY OPERATIONS	(30)	96	1	67	(118)	-64%

Taxes on income	38	(4)	—	34	38	-950%
Minority interest	—	(5)	—	(5)	(3)	150%

NET (LOSS)/INCOME	8	87	1	96	(83)	-46%

12	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Unconsolidated Information

SIX MONTH PERIOD AND SECOND QUARTER - FISCAL YEAR 2006

(In millions of Argentine pesos)

9- Balance Sheet
	Jun-30 2006	Dec-31 2005	Δ$	Δ%
Cash, equivalents and investments	316	558	(242)	-43%
Trade receivables	351	349	2	1%
Other current assets	62	36	26	72%

TOTAL CURRENT ASSETS	729	943	(214)	-23%

Other Trade receivables	265	169	96	57%
Fixed & Intangible assets	4.323	4.601	(278)	-6%
Investments	822	829	(7)	-1%
Other non-current assets	19	21	(2)	-10%

TOTAL NON-CURRENT ASSETS	5.429	5.620	(191)	-3%

TOTAL ASSETS	6.158	6.563	(405)	-6%

Accounts payable	410	399	11	3%
Loans	812	819	(7)	-1%
Reserves	67	54	13	24%
Other current liabilities	177	193	(16)	-8%

TOTAL CURRENT LIABILITIES	1.466	1.465	1	0%

Loans	2.340	2.802	(462)	-16%
Compensation and social benefits payable	31	30	1	3%
Others liabilities	200	258	(58)	-22%
Reserves	150	141	9	6%

TOTAL NON-CURRENT LIABILITIES	2.721	3.231	(510)	-16%

TOTAL LIABILITIES	4.187	4.696	(509)	-11%

Shareholders’ equity	1.971	1.867	104	6%

TOTAL LIABILITIES AND EQUITY	6.158	6.563	(405)	-6%

10- Income Statement
Six - Month Comparison
	30-Jun		Δ$	Δ%
	2006	2005
Net revenues	1.641	1.499	142	9%
Cost of services provided	(955)	(937)	(18)	-2%

GROSS PROFIT	686	562	124	22%

Administrative expenses	(79)	(76)	(3)	-4%
Selling expenses	(290)	(263)	(27)	-10%

OPERATING (LOSS)/PROFIT	317	223	94	42%

Equity income from related companies	(8)	(42)	34	81%
Financial & holding results	(225)	336	(561)	-167%
Debt Restructuring Results	—	(15)	15
Other incomes & expenses	(43)	(34)	(9)	-26%

RESULTS FROM ORDINARY OPERATIONS	41	468	(427)	-91%

Taxes on income	58	(10)	68	-680%

NET (LOSS)/INCOME	99	458	(359)	-78%

Operating (Loss)/Profit before D&A	797	771	26	3%

As a % of Net Revenues	49%	51%

11- Income Statement
Three-Month Comparison
	30-Jun		Δ$	Δ%
	2006	2005
Net revenues	832	757	75	10%
Cost of services provided	(486)	(469)	(17)	-4%

GROSS PROFIT	346	288	58	20%

Administrative expenses	(39)	(43)	4	9%
Selling expenses	(150)	(136)	(14)	-10%

OPERATING (LOSS)/PROFIT	157	109	48	44%

Equity income from related companies	7	(44)	51	116%
Financial & holding results	(84)	143	(227)	-159%
Debt Restructuring Results	—	(7)	7
Other incomes & expenses	(22)	(12)	(10)	-83%

RESULTS FROM ORDINARY OPERATIONS	58	189	(131)	-69%

Taxes on income	38	(10)	48

NET (LOSS)/INCOME	96	179	(83)	-46%

Operating (Loss)/Profit before D&A	395	383	12	3%

As a % of Net Revenues	47%	51%

13	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 11, 2006	By:	/s/ Gerardo Werthein
Name: Gerardo Werthein
Title: Vice-President